SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b)(c),
AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

(Amendment No. 5)*

Shopsmith, Inc.

(Name of Issuer)

Common Shares - No Par Value

(Title of Class of Securities)

825098 10 6

(Cusip Number)

Not Applicable

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☒ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

Page 1 of 5 Pages

13G
CUSIP No. 825098 10 6

1.	Name of Reporting Person: Robert L. Folkerth

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 203,103

		6.	Shared Voting Power: -0-

		7.	Sole Dispositive Power: 203,103

		8.	Shared Dispositive Power: -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 203,103

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 7.8%

12.	Type of Reporting Person: IN

Page 2 of 5 Pages

13G

CUSIP No. 825098 10 6

Item 1.
	(a)	Name of Issuer:
Shopsmith, Inc.
	(b)	Address of Issuer's Principal Executive Offices:
6530 Poe Avenue Dayton, Ohio 45414

Item 2.
	(a)	Name of Person Filing:
Robert L. Folkerth
	(b)	Address of Principal Business Office or, if none, Residence:
6530 Poe Avenue Dayton, Ohio 45414
	(c)	Citizenship:
United States of America
	(d)	Title of Class of Securities:
Common Shares, without par value
	(e)	CUSIP Number:
825098 10 6

Item 3.	Rules 13d-1(b) or 13d-2(b) or (c) Statement.
Not Applicable.

Page 3 of 5 Pages

13G

CUSIP No. 825098 10 6

Item 4.	Ownership.
The following information concerning ownership of Common Shares is given as of December 31, 2002:
(a) Amount beneficially owned:

159,597	shares directly owned

40,000	shares covered by options exercisable within 60 days

3,506	shares owned indirectly (401(k) Plan)

203,103	Total

(b) Percent of class:
7.8%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
203,103 Common Shares
(ii) Shared power to vote or to direct the vote:
None.
(iii) Sole power to dispose or to direct the disposition of:
203,103 Common Shares
(iv) Shared power to dispose or to direct the disposition of:
None.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Page 4 of 5 Pages

13G

CUSIP No. 825098 10 6
Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Robert L. Folkerth
Name:	Robert L. Folkerth

Date: February 13, 2003

Page 5 of 5 Pages